EXHIBIT 23.1

Independent Auditors’ Consent

The Board of Directors

Enterprise Financial Services Corp:

We consent to the incorporation by reference in the registration statement (Nos. 333-42204, 333-43365, 333-82087, and 333-100928) on Form S-8 of Enterprise Financial Services Corp of our report dated March 5, 2004, with respect to the consolidated balance sheets of Enterprise Financial Services Corp as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity, cash flows, and comprehensive income for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003, annual report on Form 10-K of Enterprise Financial Services Corp.

Our report refers to Enterprise Financial Services Corp changing its method of accounting for goodwill and other intangible assets in 2002.

/s/ KPMG LLP

St. Louis, Missouri

March 12, 2004